Marc Adesso
Akerman LLP
500 West 5th Street
Suite 1210
Austin, TX 78701

marc.adesso@akerman.com

January 2, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C., 20549

Attn: Uwem Bassey and Jan Woo

Re:	iOThree Limited Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted December 6, 2023 File No: 377-06926

Dear Mr. Bassey and Ms. Woo:

iOThree Limited (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s Amendment No. 1 to its Draft Registration Statement on Form F-1 submitted to the Securities and Exchange Commission (the “Commission”) on December 6, 2023. On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. In conjunction with these responses, we have confidentially submitted today with the Commission Amendment No. 2 to the Draft Registration Statement on Form F-1 (“Amendment No. 2”).

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors
Our estimates, including market opportunity estimates and market growth forecasts…., page 16

1.	We note your revised disclosure in response to prior comment 6 that investors “should not place undue reliance on these forward-looking statements." These statements continue to imply a disclaimer of responsibility for information in the registration statement. Please either revise this risk factor and your disclosure under Market and Industry Data or specifically state that you are liable for all information in the registration statement.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure in the relevant risk factor in Amendment No. 2, as well as under the section entitled “Market and Industry Data”, accordingly.

akerman.com

iOThree Limited

January 2, 2024

Management

Compensation of Directors and Executive Officers, page 90

2.	Please disclose the compensation of your executive officers. If no compensation was awarded in the last fiscal year, please clearly state so. See Item 6.B. of Form 20-F.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure accordingly.

Report of Independent Registered Public Accounting Firm, page F-2

3.	Please revise to include a report that is appropriately dated. Refer to Rule 2-02 of Regulation S-X.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure accordingly.

Consolidated Statements of Operations and Comprehensive Income, page F-4

4.	We note from your disclosure on page F-19 that sales and lease of satellite network equipment, device and services accounted for approximately 18 and 25 percent of total revenue in 2023 and 2022, respectively. Please tell us the amount of revenue generated from the sale of products for each period presented. To the extent it exceeded 10 percent of total revenue, revise to separately present revenue and related costs of revenue from products and services. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure in Note 3 of the Company’s consolidated financial statements accordingly. For ‘the sales and lease of satellite network equipment, device and services’ on page F-19, the services here refer to installation and handling services which is part of the performance obligation under the sales or lease of satellite network equipment contract (as described in the revenue recognition policy in Note 2 of the Company’s consolidated financial statements). As such, it was not disclosed separately.

iOThree Limited

January 2, 2024

Notes to Consolidated Financial Statements

Note – 2 Summary of Significant Accounting Policies

Intangible asset, page F-9

5.	We note in your response to prior comment 20 that the perpetual system licenses consist of costs incurred in developing your JARVISS digital platform. Since you provide customers access to this platform through hosting arrangements or service contracts, it would appear the guidance in ASC 350-40 applies in accounting for costs incurred to develop the platform software. Please tell us how you considered 350-40-25 in determining the stages of the project and whether costs were capitalized or expensed throughout. Further, tell us how ASC 350-40-35-4 through 35-6 was considered, which indicates that these costs shall be amortized over an estimated useful life, which often is relatively short, beginning when the software is ready for its intended use. As it appears, the software was ready for its intended use when launched in early 2022, revise your policy and accounting accordingly.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure in Note 2 of the Company’s consolidated financial statements accordingly.

Income Taxes, page F-14

6.	We note your revised disclosure regarding unrecognized deferred assets and liabilities in response to prior comment 24. We also note in your disclosures that you explain deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. As previously requested, please revise your disclosures on page F-27 to include the components of net deferred tax liabilities and assets recognized as of March 31, 2023 and 2022, as well as the other required disclosures as specified in ASC 740-10-50-2 through 50-6. If you have not recognized deferred tax assets or liabilities explain to us why no such differences exist and revise your disclosures accordingly.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure in Note 2 of the Company’s consolidated financial statements accordingly. The deferred tax was assessed based on the local tax jurisdiction of each of the Company’s subsidiary and the amount was insignificant for the years ended March 31, 2023 and 2022. Therefore, there is no provision made in relation to unrecognized deferred tax assets and liabilities for the years ended March 31, 2023 and 2022.

Note – 6 Accounts Receivable, page F-21

7.	We note your revise disclosure in response to prior comment 21. Please further revise to clarify, if true, that such amounts will be recognized as revenue in the time periods listed.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure in Note 6 of the Company’s consolidated financial statements accordingly.

***

iOThree Limited

January 2, 2024

Please note that the Company has included certain changes in Amendment No. 2 other than those in response to the Staff’s comments, such as correcting scrivener’s errors in the section entitled “Dilution”.

We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

/s/ Marc Adesso, Esq.

Akerman LLP

cc:	Eng Chye Koh
Chief Executive Officer

Fui Chu Lo
Chief Financial Officer